Contact

www.linkedin.com/in/anthea-
tatum-10442224 (LinkedIn)

Top Skills

Financial Oversight

Financial Reporting

Anthea Tatum

CFO

Inglewood, California, United States

Experience

Azure Printed Homes

Chief Financial Officer

March 2022 - Present (3 years 11 months)

Los Angeles, California, United States

AD Bookkeeping

Owner

January 2005 - Present (21 years 1 month)

Education

University of Southern California

Bachelors, Public Administration and Management · (August 1996 - May 2000)